UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549
SCHEDULE 13D Under the Securities Exchange Act of 1934 (Amendment No. 4)*
Sogou Inc.
(Name of Issuer)

Class A ordinary shares, par value US$0.001 per share
(Title of Class of Securities)

83409V104**
(CUSIP Number)

Tencent Holdings Limited 29/F., Three Pacific Place No. 1 Queen’s Road East, Wanchai, Hong Kong Telephone: +852 3148 5100
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 23, 2021
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 1(f) or 1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

** This CUSIP number applies to the American Depositary Shares, evidenced by American Depositary Receipts, each representing one Class A ordinary shares, par value US$0.001 per share. No CUSIP has been assigned to the Class A ordinary shares.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP No. 83409V104

1.	Names of Reporting Persons Tencent Holdings Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF, WC
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(D) or 2(E) ☐
6.	Citizenship or Place of Organization Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0%
14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 83409V104

1.	Names of Reporting Persons THL A21 Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(D) or 2(E) ☐
6.	Citizenship or Place of Organization British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0%
14.	Type of Reporting Person (See Instructions) CO

Introduction

This Amendment No. 4 to Schedule 13D (this “Amendment No. 4”) amends and supplements the Schedule 13D filed on August 5, 2020, as amended by Amendment No. 1 to Schedule 13D filed on October 1, 2020, Amendment No. 2 to Schedule 13D filed on December 3, 2020 and Amendment No. 3 to Schedule 13D filed on July 21, 2021 (the “Original Schedule 13D” and, together with this Amendment No. 4, the “Statement”) by Tencent Holdings Limited, a Cayman Islands company (“Tencent”), and THL A21 Limited, a British Virgin Islands company and a wholly-owned subsidiary of Tencent (“THL A21”, and together with Tencent, the “Reporting Persons”), in respect of the Class A Ordinary Shares of Sogou Inc., an exempted company with limited liability incorporated under the laws of the Cayman Islands (the “Issuer”). Unless otherwise stated herein, the Original Schedule 13D remains in full force and effect. All capitalized terms used in this Amendment No. 4 but not defined herein shall have the meanings ascribed thereto in the Original Schedule 13D.

Item 4. Purpose of Transaction

Item 4 of the Original Schedule 13D is hereby amended and supplemented by adding at the end thereof the following:

The transactions contemplated under the Share Purchase Agreement and the Contribution Agreement (the “Share Purchase and Contribution”) were completed on September 23, 2021, which resulted in Parent holding at least 90% of the voting power represented by all issued and outstanding Ordinary Shares prior to the filing of the Plan of Merger (as defined below).

Shortly after the completion of the Share Purchase and Contribution, on September 23, 2021, the Company and Parent filed a plan of merger (the “Plan of Merger”) with the Registrar of Companies of the Cayman Islands, which was registered by the Registrar of Companies of the Cayman Islands as of September 23, 2021, pursuant to which the Merger became effective on September 23, 2021. As a result of the Merger, the Company became a wholly-owned subsidiary of THL A21.

At the effective time of the Merger (the “Effective Time”), (a) each Class A Ordinary Share and each Class B Ordinary Share issued and outstanding immediately prior to the Effective Time, other than Excluded Shares (as defined in the Merger Agreement), were cancelled in exchange for the right to receive US$9.00 in cash per Ordinary Share without interest and net of any applicable withholding taxes, (b) each ADS issued and outstanding immediately prior to the Effective Time (other than ADSs representing Excluded Shares), was cancelled in exchange for the right to receive US$9.00 in cash per ADS, less US$0.05 per ADS cancellation fees, without interest and net of any applicable withholding taxes, (c) each Class A Ordinary Share and each Class B Ordinary Share held by Parent that were issued and outstanding immediately prior to the Effective Time were converted into one Class A ordinary share or one Class B ordinary share, respectively, of the surviving company of the Merger, all of which were registered in the name of THL A21, and (d) each other Excluded Share and ADS representing Excluded Shares issued and outstanding immediately prior to the Effective Time were automatically cancelled and ceased to exist, without payment of any consideration or distribution therefor.

As a result of the Merger, the ADSs ceased to trade on the New York Stock Exchange (the “NYSE”) prior to the opening of trading on September 24, 2021 and became eligible for delisting from the NYSE and termination of registration pursuant to Rules 12g-4(a)(1) and 12h-3(b)(1)(i) of the Exchange Act.

As a result of these transactions, the Reporting Persons no longer beneficially own any Ordinary Shares.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Statement is hereby amended and restated in its entirety as follows:

(a)-(b) As a result of the Merger, as described in Item 4 of this Amendment No. 4, the Reporting Persons do not beneficially own any Ordinary Shares or have any voting power or dispositive power over any Ordinary Shares.

(c) Except as set forth in Item 4 of this Amendment No. 4 or previously reported in the Original Schedule 13D, to the knowledge of each of the Reporting Persons, none of the Reporting Persons has effected any transactions in the Ordinary Shares during the past 60 days.

(d) Not applicable.

(e) September 23, 2021.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 27, 2021

TENCENT HOLDINGS LIMITED

By:	/s/ Huateng Ma
	Name:	Huateng Ma
	Title:	Director

THL A21 LIMITED

By:	/s/ Huateng Ma
	Name:	Huateng Ma
	Title:	Director